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October 20, 2017

Via EDGAR Submission

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	MEDNAX, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 10, 2017 Response Dated August 11, 2017
File No. 001-12111

Dear Mr. Pacho:

This letter is in response to the Staff’s comment, set forth in your letter dated September 8, 2017 (the “Comment Letter”), addressed to Vivian Lopez-Blanco as Chief Financial Officer of MEDNAX, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

In accordance with Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please promptly inform the Company of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any such notice may be directed to Dominic J. Andreano, General Counsel of the Company, at MEDNAX, Inc., 1301 Concord Terrace, Sunrise, Florida 33323 or at (954) 384-0175.

Pursuant to Rule 83, a copy of the redacted response letter is also being delivered to the Freedom of Information Act Officer of the Securities and Exchange Commission.

The Staff’s comment is set forth below for ease of reference. In the response below, references to “we”, “our” and “us” refer to the Company.

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Segment Reporting, page 73

1.	We note your response to our comment. You stated that historically you had managed your operations and provided services in the specialty and subspecialty areas of pediatrics and anesthesia, and these had been deemed as your two primary operating segments for which the aggregation criteria had been met. You also stated that during 2015 you realigned the Company’s operations and as a result, effective January 1, 2016, the company began operating these physician specialties and subspecialties under one unified organization, ultimately named “MEDNAX National Medical Group”. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us with the following information:

•	your current organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker(s) (“CODM”) and senior management team;

See attached organization chart at Attachment A.

•	the identification of the CODM, his/ her title and role, as well as each of the individuals who report to the CODM;

In accordance with FASB ASC 280, the Company analyzed the Company personnel who assess the key drivers and performance of the Company’s operational and financial results as well as who make decisions to allocate resources to key areas. As a result of our assessment, we concluded that Mr. Joseph Calabro, the Company’s President and Chief Operating Officer (“COO”), is the chief operating decision maker (“CODM”). The individuals that report to Mr. Calabro are noted on the organization chart at Attachment A.

•	the identification of your segment managers and their respective roles;

The Company identified its segment managers using the guidance within FASB ASC 280 that states “generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” The Company’s three operating segments and their respective segment managers are as follows:

Physician Services - MEDNAX National Medical Group (“MNMG”): David Clark, President

Mr. Clark is responsible for the day-to-day operations of MNMG. Mr. Clark is accountable to the CODM with respect to the implementation of the strategic plan for MNMG and for the analysis of results of operations and certain key performance indicators for MNMG including revenue, operating income and EBITDA.

Radiology Services: Matthew Devine, President, Radiology Services and Shannon Werb, President and Chief Operating Officer, vRad

Mr. Devine and Mr. Werb are responsible for the day-to-day operational decisions for radiology services. Mr. Devine is accountable to the CODM with respect to the implementation of the strategic plan for radiology services and for the analysis of results of operations and certain key performance indicators of radiology services including revenue, operating income and EBITDA.

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Management Services: Ann Barnes, President

Ms. Barnes is responsible for the day-to-day operational decisions for the management services business. Ms. Barnes is accountable to the CODM with respect to the implementation of the strategic plan for management services and for the analysis of results of operations and certain key performance indicators of management services including revenue, operating income and EBITDA.

•	how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attend those meetings;

The CODM holds one-on-one meetings with each of his direct reports noted on the organization chart on a regular basis. Depending on the direct report with whom he is meeting, the discussions may focus on a variety of areas including day-to-day activities within their respective departments, ongoing projects, strategic planning including short and long-term goals, team dynamics and development among other areas. Depending on the timing of such meetings, the CODM may review financial information that could be relevant to such meetings.

A quarterly financial and business review meeting is held with the CODM to review financial information and discuss operational performance of the Company on a consolidated basis as well as at each operating segment level. The attendees at that meeting generally include the following individuals:

o	Roger J. Medel, Chief Executive Officer of the Company

o	Joseph M. Calabro, President and COO of the Company

o	David Clark, President, MNMG

o	Matthew Devine, President, Radiology Services

o	Shannon Werb, President, COO, vRad

o	Ann Barnes, President, Management Services

o	Vivian Lopez-Blanco, Chief Financial Officer and Treasurer of the Company

o	John C. Pepia, Senior Vice President and Chief Accounting Officer of the Company

o	Kevin McGovern, Vice President of Financial Planning and Analysis of the Company

o	Alan Oliver, Chief Financial Officer, MNMG

o	Gerry Fitterer, Chief Financial Officer, vRad

o	Brian Shure, Chief Financial Officer, Management Services

The financial information presented to the CODM to prepare for this quarterly meeting and the financial information discussed at the meeting are the same. The primary financial information presented is a statement of income for both the quarter and year-to-date period against budget and prior year at each of the following levels:

o	Consolidated total company

o	MNMG

o	Radiology services

o	Management services

Supplementary information presented includes a summary of same-unit revenue by service line as well as a summary of payor mix for the consolidated Company along with key operating performance metrics. Decisions with respect to the assessment of operating performance and resource allocation are not based on this supplemental information.

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In addition to the quarterly meeting discussed above, a subset of the financial information discussed at the quarterly meeting is provided to the CODM electronically on a monthly basis for his review.

•	a description of the reports regularly provided to the Board of Directors and how frequently they are prepared;

The Company provides financial information to the Board of Directors on a quarterly basis. The information presented generally includes the following items:

o	consolidated income statement for the Company for the most recently completed fiscal quarter as compared to the prior year period, with explanations for relevant variances;

o	consolidated balance sheet highlights for the Company for the most recently completed fiscal quarter as compared to the prior year end period, with explanations for relevant variances;

o	consolidated statement of cash flow highlights for the most recently completed fiscal quarter as compared to the prior year period, with explanations for relevant variances;

o	summary of net revenue and gross profit by service line for the most recently completed fiscal quarter as compared to the prior year period with explanations for relevant variances; and

o	a quarterly consolidated cash flow projection for the Company for the remainder of the fiscal year.

The Board of Directors is also provided a copy of the Company’s Annual Report on Form 10-K for its review before it is filed with the Securities and Exchange Commission. In addition, the Audit Committee of the Board of Directors is provided a copy of the Company’s Annual Report on Form 10-K and each of the Company’s Quarterly Reports on Form 10-Q for its review before they are filed with the Securities and Exchange Commission.

•	whether there are managers accountable for pediatrics, anesthesia, radiology and management services, and if so to whom they are accountable;

The Company does not have managers accountable for pediatrics and anesthesia as those physician service lines are subsumed into MNMG for which there is a segment manager. The segment managers for radiology and management services, including to whom they are accountable, are identified and described in the third bullet point above.

•	how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

The annual budget process is coordinated by the Company’s financial planning and analysis function (“FP&A”) and typically uses run rates as the base assumption layering in growth using a bottoms-up, metrics based methodology. The preparation begins with a review of several factors including organic growth initiatives, operational action plans, clinical and other compensation forecasts and known renewals, managed care contracting and pricing impacts among others. Projected impacts from anticipated acquisition spend is also layered on where relevant.

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The budget is reviewed at several levels during its preparation prior to being presented to the segment managers for review. For MNMG, practice level budgets are developed, and those are then accumulated at a regional level and submitted to regional management for review. Regional information is then accumulated for presentation of the consolidated MNMG budget to the segment manager. The MNMG budget ultimately rolls up as part of the consolidated Company budget that is presented to the CODM for approval before it is submitted to the Board of Directors of the Company for final review and approval.

For general and administrative departments (“G&A”), the Company utilizes its most recent headcount information and then layers in non-labor expenses using a rolling twelve month methodology. Any impacts from incremental labor and non-labor expenses that will be requested are then layered on top while any expenses from the rolling twelve month period that were considered one time in nature are removed. The G&A budget is a component of the Company’s consolidated budget that is reviewed by the CODM.

The radiology services and management services budgets are prepared under the supervision of the segment managers using run rates as the base assumption layering in growth assumptions for new business and expansion of existing business.

Discussions take place at various levels during the budget preparation with the individuals who have responsibility for budget inputs. For example, for MNMG, the regional roll ups entail practice level detail that is discussed in detail at the regional level. The G&A budgets are reviewed by department managers as they are being developed and focus on the budgeted amounts versus the run rates, with discussions of material drivers of any increases being addressed.

The CODM’s review of the budget takes place at both an operating segment level and a consolidated Company level, and any changes made by the CODM would be at those levels. Any changes made are made at the top level without being pushed down to a specific practice or G&A department.

•	the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;

The level of detail communicated to the CODM when actual results differ from budgets focuses on variances for revenue, gross margin, operating expenses, operating income and EBITDA. These variances focus on specific transactions or trends that have impacted specific financial statement line items as deemed necessary. The items reviewed may also be bifurcated into acquisition-related drivers and non-acquisition related drivers.

The individuals involved in meetings with the CODM to discuss budget-to- actual variances is discussed in the fourth bullet point above.

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•	the basis for determining the compensation of the individuals that report to the CODM; and

The compensation for individuals who report to the CODM is generally comprised of a combination of base salary, annual cash bonus and long-term incentives (stock-based compensation). Compensation for each individual that reports to the CODM, other than individuals who, at the time, are named executive officers of the Company, is determined as follows.

Base salaries for each individual are initially determined by the CODM based on the individual’s roles and responsibilities using benchmark data. Ongoing base salaries are assessed by the CODM based on the CODM’s evaluation of each individual’s performance as well as benchmark data provided by the Company’s Human Resources department when relevant.

The annual cash bonus opportunity for each eligible individual, other than Mr. Werb and Ms. Barnes, is generally determined based on the individual’s role and responsibilities, and the achievement of such bonus is based on a combination of the performance of the Company on a consolidated basis and individual performance goals. Mr. Werb’s target annual cash bonus opportunity is based on his role and responsibilities with the achievement of such bonus based on a specific income from operations goal for radiology services. Ms. Barnes’ target annual cash bonus opportunity is based on her role and responsibilities with the achievement of such bonus based on a specific income from operations goal for management services.

The dollar value of the long-term incentive awards for each eligible individual is generally determined based on the individual’s role and responsibilities, and the vesting of such awards is subject to a time-based service requirement.    Individuals who are also officers for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, have long-term incentive awards that are also subject to a performance condition for purposes of 162(m) of the Internal Revenue Code, which condition for the year ended December 31, 2016 was consolidated Company EBITDA.

Compensation for individuals that report to the CODM but who, at the time, are named executive officers of the Company, is determined by the Compensation Committee of the Board of Directors of the Company, which may delegate certain decision making authority to the Chief Executive Officer of the Company and/or the CODM.

•	the CODM’s basis for assessing operating performance and allocating resources.

Mr. Calabro is responsible for determining the allocation of resources to the operating segments to achieve the Company’s strategic plan and for evaluating the operating performance of each segment. He uses the financial and operational information provided to him during financial and business review meetings as a basis for making these key decisions. Mr. Calabro sets performance targets and resource allocation budgets for the operating segments, communicates those targets to the segment managers and regularly reviews segment level performance against those targets.

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CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES

AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH

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If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, at the address provided elsewhere in this letter, with a copy to Dominic J. Andreano, the Company’s general counsel, at the same address.

Very truly yours,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco Chief Financial Officer

cc:	Kathryn Jacobson (SEC) Robert S. Littlepage (SEC) Dominic J. Andreano

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Attachment A

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